

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

James Nisco
Finance and Treasury and Chief Accounting Officer
Lisata Therapeutics, Inc.
110 Allen Road, Second Floor
Basking Ridge, NJ 07920

      Re: Lisata Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 1, 2024
           File No. 333-279034

Dear James Nisco:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Jeffrey Schultz, Esq.